Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 FINANCIAL PRODUCTS FACT SHEET (T95)

Offering Period: February 1, 2012 – February 28, 2012
13-month Digital Barrier Notes
Linked to the Russell 2000® Index and the Market Vectors Gold Miners ETF

Return Profile

  13-month Digital Barrier Notes linked to the performance of the Russell 2000® Index and the Market Vectors Gold Miners ETF
  If the Final Level of each Underlying is greater than its Knock-In Level, the investor will benefit from the Fixed Payment Percentage at maturity
  If a Knock-In Event occurs, the investor may receive an amount that is less than their principal amount and may lose their entire investment
  If a Knock-In Event does not occur, the investor will receive an amount equal to their principal plus the Fixed Payment Percentage
  Any payment on the securities is subject to the credit risk of the Issuer

Terms & Knock-In Event

Issuer:	Credit Suisse AG (“Credit Suisse”), Nassau Branch
Trade Date:	Expected to be February 29, 2012
Settlement Date:	Expected to be March 5, 2012
Underlyings:	Russell 2000® Index & Market Vectors Gold Miners ETF
Fixed Payment Percentage:	Expected to be between [11.00-13.00]% (to be determined on the Trade Date).
Redemption Amount:	An amount in cash equal to the principal amount of the securities held multiplied by the sum of 1 plus the Underlying Return of the Lowest Performing Underlying.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, calculated as follows:
If a Knock-In Event does not occur, then the Underlying Return of such Underlying will equal the Fixed Payment Percentage.

If a Knock-In Event occurs and (i) the Final Level of such Underlying is greater than or equal to its Initial Level, the Underlying Return will equal the Fixed Payment Percentage, (ii) the Final Level of such Underlying is less than its Initial Level but greater than or equal to its Knock-In Level, then the Underlying Return will equal [(Final Level – Initial Level) / Initial Level] plus the Fixed Payment Percentage, or (iii) the Final Level of such Underlying is less than its Knock-In Level, then the Underlying Return will equal [(Final Level – Initial Level) / Initial Level].

Knock-In Level:	Expected to be approximately 60% of the Initial Level.
Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying is equal to or less than its Knock-In Level on any trading day during the Observation Period.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:	March 28, 2013
Maturity Date:	April 2, 2013
CUSIP:	22546TMC2

Benefits

  Offers a Fixed Payment Percentage at maturity if the Final Level of each Underlying is greater than its Knock-In Level.
  Reduced downside risk due to a 40% contingent buffer.

Hypothetical Returns at Maturity

% Change in Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying (Knock-In Event Occurs) (1)	Redemption Amount per $1,000 Principal/ Amount (Knock-In Event Occurs) (1)(2)	Underlying Return of the Lowest Performing Underlying (No Knock-In Event Occurs) (1)	Redemption Amount per $1,000 Principal Amount (No Knock-In Event Occurs) (1)(2)
40%	10.50%	$1,105	10.50%	$1,105
30%	10.50%	$1,105	10.50%	$1,105
20%	10.50%	$1,105	10.50%	$1,105
10%	10.50%	$1,105	10.50%	$1,105
0%	10.50%	$1,105	10.50%	$1,105
-10%	0.50%	$970	10.50%	$1,105
-20%	-9.50%	$870	10.50%	$1,105
-30%	-19.50%	$770	10.50%	$1,105
-40%	-29.50%	$670	N/A	N/A
-50%	-50%	$500	N/A	N/A
-60%	-60%	$400	N/A	N/A

(1)	Assumes a Fixed Payment Percentage of 10.50% (the midpoint of the expected range) (to be determined on Trade Date).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

  Investment may result in a loss of up to 100% of principal.
  The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
  The securities do not pay interest.
  The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.
  Redemption Amount will be less than the principal amount if a Knock-In Event occurs and the Final Level of the Lowest Performing Underlying is less than its Initial Level by more than the Fixed Payment Percentage. In such case, the return will be based on the percentage change in the Lowest Performing Underlying.

(See “Additional Risk Considerations” on the next page)

Product Summary

Horizon (years)	13-month
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: February 1, 2012 – February 28, 2012
13-month Digital Barrier Notes
Linked to the Russell 2000® Index and the Market Vectors Gold Miners ETF

Additional Risk Considerations

  Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
  Anti-dilution protection is limited.
  Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
  Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
  As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

  The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 1, 2012, Underlying Supplement dated June 24, 2010, Product Supplement No. T-I dated March 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:
http://www.sec.gov/Archives/edgar/data/1053092/000095010312000508/dp28463_424b2-t95.htm

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.